

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via E-mail
Mr. William M. Lowe, Jr.
Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, SC   29681

> **Re:**   **KEMET Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed June 6, 2013**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 4, 2014**
> **File No. 001-15491**

Dear Mr. Lowe:

We have reviewed your response letter dated March 13, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended March 31, 2013

Exhibits and Financial Statement Schedules, page 68

Notes to Consolidated Financial Statements, page 81

Note 7: Investment in NEC TOKIN, page 101

1.   We note your response to prior comment 2, including the fact that you calculated KEMET's economic interest in NEC TOKIN by comparing the number of NEC TOKIN common shares owned by KEMET to the total number of NEC TOKIN common and preferred stock shares outstanding since you believe the NEC TOKIN preferred stock outstanding represents in-substance common stock. Notwithstanding your response, tell

us more about how you considered the fact that NEC agreed to be subject to certain restrictions on its ability to convert the NEC TOKIN preferred stock held by it to common stock and that the restrictions may only be terminated by the mutual agreement of both KEC and NEC when concluding the preferred stock represents in-substance common stock. Discuss how you ultimately concluded that this factor did not impact the conclusion that the risk and rewards of ownership of the preferred stock is consistent with the risk and rewards of ownership of the common stock. Refer to the guidance at FASB ASC 323-10-15-13-b.

2. In a related matter, given the guidance at FASB ASC 323-10-35-4 which indicates, in part, that "An investor's share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor", tell us why you believe it was appropriate to include the preferred shares not held by KEMET in your calculations of KEMET's share of the earnings or losses of NT.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Condensed Consolidated Statements of Cash Flows, page 7

3. We note your response to prior comment 5. Notwithstanding your response, given you use the indirect method to disclose your cash flows from operating activities, the guidance at FASB ASC 230-10-45-28 requires you to reconcile "net loss", not "Net loss from continuing operations" to net cash flows from operating activities. Please revise future filings to comply with the referenced guidance.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief